Exhibit 99.2

ENTRÉE GOLD INC.

Report of Voting Results
 May 1, 2017

This report is filed pursuant to Section 11.3 of National Instrument 51-102 and relates to the results of voting at the annual general and special meeting of Entrée  Gold Inc. (the "Corporation") held on May 1, 2017 (the "Meeting").

Description of Matter	Outcome of Vote
Ordinary resolution to set the number of directors at six:	Resolution passed by the requisite majority. Details of the voting was as follows: Votes for 90,504,704 (97.30%) Votes against 2,513,934 (2.70%)
Ordinary resolutions to elect directors as proposed in the management information circular of the Corporation for the Meeting:	All nominees proposed by management were elected. The total number of votes cast in favour of, or withheld, for each nominee was as follows:
a) Rt. Hon. Lord Howard of Lympne:	Votes for 75,081,050 (96.38%) Votes withheld 2,817,491 (3.62%)
b) Stephen Scott:	Votes for 76,023,199 (97.59%) Votes withheld 1,875,342 (2.41%)
c) James Harris:	Votes for 74,408,137 (95.52%) Votes withheld 3,490,404 (4.48%)
d) Mark Bailey:	Votes for 75,381,345 (96.77%) Votes withheld 2,517,196 (3.23%)
e) Alan Edwards:	Votes for 76,118,766 (97.72%) Votes withheld 1,779,775 (2.28%)
f) Anna Stylianides:	Votes for 74,108,794 (95.14%) Votes withheld 3,789,747 (4.86%)
Ordinary resolution to re-appoint Davidson & Company LLP, Chartered Accountants, as auditors of the Corporation for the ensuing financial year and to authorize the directors to set the auditor's remuneration:
Resolution passed by the requisite majority. Details of the voting was as follows: Votes for 91,353,854 (98.29%) Votes withheld 1,519,613 (1.71%)

Ordinary resolution to approve amendments to and the renewal of the Corporation's stock option plan:	Resolution passed by the requisite majority. Details of the voting was as follows: Votes for 71,281,927 (91.42%) Votes against 6,689,786 (8.58%)
Ordinary resolution authorizing the amendment to the articles of the Corporation in order to change the name of the Corporation to "Entrée Resources Ltd." or other such name as may be approved by the board of directors of the Corporation:
Resolution passed by the requisite majority. Details of the voting was as follows: Votes for 76,205,926 (97.83%) Votes against 1,692,615 (2.17%)
Special resolution approving a statutory plan of arrangment under section 288 of the Business Corporations Act (British Columbia), which involves, among other things, the distribution of common shares of Mason Resources Corp. to shareholders on the basis of 0.45 common shares of Mason Resources Corp. per common share of the Corporation held:

a) Shareholders:	Resolution passed by the requisite majority. Details of the voting was as follows: Votes for 76,286,702 (97.93%) Votes against 1,611,840 (2.07%)
b) Securityholders, voting as a single class:	Resolution passed by the requisite majority. Details of the voting was as follows: Votes for 91,099,993 (98.26%) Votes against 1,611,840 (1.74%)
Ordinary resolution approving a stock option plan for Mason Resources Corp:	Resolution passed by the requisite majority. Details of the voting was as follows: Votes for 75,300,543 (96.66%) Votes against 2,597,999 (3.34%)
DATED this 1st day of May, 2017.
ENTRÉE GOLD INC.

(signed) Stephen Scott
By:
Stephen Scott
President, Chief Executive Officer and Director